                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.___ )/(*)/

                        SEDA SPECIALTY PACKAGING CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   81517R106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           Shahrokh "Shawn" Sedaghat
                        SEDA Specialty Packaging Corp.
                         2501 West Rosecrans Boulevard
                      Los Angeles, California 90059-3510
                                (310) 635-4444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

                             (Page 1 of 13 Pages)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 81517R106                                        PAGE 2 OF 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Shahrokh "Shawn" Sedaghat

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iran

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,598,333 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,185,967 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,598,333 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,185,967 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,784,300 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                             (Page 2 of 13 Pages)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 81517R106                                        PAGE 3 OF 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Shapour Sedaghat, individually and as co-trustee of the Sedaghat Charitable Remainder Unitrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iran

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,784,300 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,784,300 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,784,300 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, OO

------------------------------------------------------------------------------

                              (Page 3 of 13 Pages)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 81517R106                                        PAGE 4 OF 13
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Parvindokht Sedaghat, individually and as co-trustee of the Sedaghat Charitable Remainder Unitrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iran

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,784,300 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,784,300 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,784,300 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, OO

------------------------------------------------------------------------------

                             (Page 4 of 13 Pages)

ITEM 1    SECURITY AND ISSUER.
          --------------------

     This statement relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of SEDA Specialty Packaging Corp., a Delaware corporation ("SEDA" or the "Company"). The principal executive offices of the Company are located at 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510. At June 16, 1997, SEDA had outstanding 5,264,874 shares of Common Stock.

ITEM 2    IDENTITY AND BACKGROUND.
          ------------------------

     (a) This statement is being filed jointly by (i) Shapour Sedaghat ("Shapour"), as an individual and co-trustee of the Sedaghat Charitable Remainder Unitrust (the "Sedaghat Trust"); (ii) Parvindokht Sedaghat ("Pamela"), as an individual and co-trustee of the Sedaghat Trust; and (iii) Shahrokh Sedaghat ("Shawn"), as an individual. Shapour, Shawn and Pamela are collectively referred to herein as the "Reporting Persons."

     (b) The address of the principal business and principal office of each of the Reporting Persons is 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510.

     (c) Shawn is presently employed as the Chairman, President, and Chief Executive Officer of SEDA. Shapour, Shawn's father, founded SEDA in 1984. Shapour has been retired since 1995, but remains a consultant to SEDA on special projects. Pamela, Shawn's mother, is presently employed as the Director of Sales in the Closures Division at SEDA. SEDA is principally engaged in the business of developing, manufacturing and selling specialty plastic packaging products to the personal care, food and beverage, household and industrial chemical and pharmaceutical industries. The principal business address of SEDA is 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each Reporting Person is a citizen of Iran.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

     In 1984, Shapour founded SEDA and, with Pamela, acquired approximately 2,106,667 shares of the Common Stock with personal funds for an approximate amount of $300,000. Since then, Shapour and Pamela have acquired shares of the Common Stock in open market purchases from time to time. In June 1997, Shapour and Pamela transferred 500,000 shares of the Common Stock to the Sedaghat Trust.

     In January 1993, Shawn purchased 1,053,333 shares of Common Stock from Shapour and Pamela, with a promissory note in the principal amount of approximately $3,000,000. The note has been repaid and is no longer outstanding. Shawn currently has options to purchase 545,000 shares of Common Stock which he received in connection with his employment with SEDA and which have a weighted average exercise price of $11.43 per share.



                             (Page 5 of 13 Pages)

ITEM 4    PURPOSE OF TRANSACTION.
          -----------------------

  Each of the Reporting Persons acquired shares of the Common Stock for investment purposes.

  In connection with the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 23, 1997, of Seawolf Acquisition Corporation ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of CCL Industries Inc., a Canadian corporation ("Parent"), to purchase all of the outstanding shares of the Common Stock at a price of $29.00 per share, net to the seller in cash without interest, and the proposed second-step merger of Purchaser into the Company (the "Merger"), the Reporting Persons have agreed to tender all of their shares of Common Stock to Purchaser, less, in the case of Shawn, 517,713 shares (the "Remaining Shares") and 545,000 shares that would be issuable upon exercise of options held by Shawn (the "Company Options"), which options will be cancelled pursuant to the Merger in return for certain consideration described therein. Shawn has agreed to vote the Remaining Shares in favor of the Merger and has given Purchaser an option to purchase the Remaining Shares (the "Stockholder Option"). Upon consummation of the Merger, SEDA will be the surviving corporation and an indirect wholly owned subsidiary of Parent. The Offer for the Common Stock of SEDA commenced on June 23, 1997. For a fuller description of the Offer and the Merger and the transactions related thereto, see Item 6 below.

  Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions set forth in clauses (a)-(j) of Item 4.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

  (a) On June 16, 1997, Shawn and Shapour and Pamela (both individually and as co-trustees of the Sedaghat Trust) beneficially owned 3,784,300 shares of Common Stock, including 545,000 shares issuable pursuant to the Company Options exercisable within 60 days. Such shares constitute approximately 65.1% of the total number of outstanding shares of Common Stock (including shares issuable upon Shawn's exercise of Company Options).

  (b) Except as set forth in Item 6, Shawn has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 1,598,333 of the shares beneficially owned by him. Shawn may be deemed to share the power to vote or to direct the vote, and to dispose or direct the disposition of, 2,185,967 of the shares beneficially owned by Shapour and Pamela either as joint tenants or as co-trustees of the Sedaghat Trust, but disclaims any such power with respect to such shares.

  Except as set forth in Item 6, Shapour and Pamela share the power to vote or to direct the vote, and to dispose or direct the disposition of 1,685,967 of the shares beneficially owned by them as joint tenants. Shapour and Pamela, as co-trustees, share the power to vote or to direct the vote, and to dispose or direct the disposition of the 500,000 shares of Common Stock beneficially owned by them and held by the Sedaghat Trust. Shapour and Pamela may be deemed to share the power to vote or to direct the vote, and to dispose or direct the disposition of, 1,598,333 of the shares beneficially owned by Shawn, but disclaim any such power with respect to such shares.

  (c) To the best knowledge of Shawn, Shawn does not have beneficial ownership of, nor has he engaged in any transaction during the past 60 days in, any shares of Common Stock, except as disclosed in this statement. To the best knowledge of Shapour, Shapour does not have beneficial ownership of, nor has he engaged in any transaction during the past 60 days in, any shares of Common Stock, except as disclosed in this statement (including in Item 3). To the best knowledge of Pamela, Pamela does not have beneficial ownership of, nor has she engaged in any transaction during the past 60 days in, any shares of Common Stock, except as disclosed in this statement (including in Item 3).

  (d) To the best knowledge of Shawn, other than as set forth in this statement, no person, other than Shawn himself, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,598,333 shares beneficially owned by Shawn. Shapour and Pamela may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,598,333 shares beneficially owned by Shawn, but disclaim any such right or power with respect to such shares.

  To the best knowledge of Shapour and Pamela, other than as set forth in this statement, no person, other than Shapour and Pamela, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,185,967 shares beneficially owned by Shapour and Pamela either as joint tenants or as co-trustees of the Sedaghat Trust. Shawn may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,185,967 of the shares beneficially owned by Shapour and Pamela, but disclaims any such right or power with respect to such shares.

     (e)  Not applicable.

ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

  In connection with the transactions contemplated by the Merger, the following agreements were entered into by some or all of the Reporting Persons: the Letter Agreement dated June 16, 1997, by and among Parent, Purchaser and the persons listed on Schedule A thereto (the "Tender Agreement"); the Memorandum of Agreement, dated June 16, 1997, by and among Shawn, Parent and the Company (the "Sedaghat Employment Agreement"); the Option Agreement dated as of June 16, 1997, by and between Shawn and Parent (the "Rollover Option Agreement") and the Incentive Option Agreement, dated as of June 16, 1997, by and between Shawn and Parent (the "Incentive Option Agreement" and, together with the Rollover Option Agreement, the "Option Agreements"); the Non-Competition Agreement, dated June

                             (Page 6 of 13 Pages)

16, 1997, by and between Shapour and the Company (the "Non-Competition Agreement"); and the Qualification and Listing of Shares Agreement, dated June 16, 1997, between Parent and Shawn (the "Qualification and Listing of Shares Agreement").

  Tender Agreement. Parent, Purchaser and each of the Reporting Persons have entered into the Tender Agreement. Pursuant to the Tender Agreement, each of the Reporting Persons irrevocably agreed to validly tender or cause to be validly tendered pursuant to the Offer, within ten (10) business days after the Offer has been made in accordance with the terms hereof, and not withdraw, all shares beneficially owned or controlled by such Reporting Person less, in the case of Shawn, the Remaining Shares, and less the 545,000 shares that would be issuable upon exercise of Company Options held by Shawn. Thereafter, each Reporting Person has agreed not to withdraw such shares from the Offer under any circumstances, notwithstanding any statutory or other rights of withdrawal such Reporting Person may otherwise have, unless: (a) Purchaser fails or is legally unable to accept for payment and pay for the shares in accordance with the terms of the Offer; (b) the Tender Agreement is terminated in accordance with its terms; or (c) Purchaser amends or modifies the Offer in any manner adverse to the stockholders of the Company (other than changes or amendments to the Offer not in violation of the Merger Agreement or other than to waive any condition to the Offer, if such a waiver is permitted by the Merger Agreement).

  Subject to the terms and conditions of the Tender Agreement, and subject to the exercise by Purchaser of the Option (as defined in the Tender Agreement), Shawn has irrevocably agreed, during the term of the Tender Agreement, to vote or cause to be voted all of the Remaining Shares at any annual, special or other meeting of the holders of shares and at any adjournment or adjournments thereof or pursuant to any written consent or other instrument in writing in favor of the Merger without amendment to the terms thereof except for amendments to the terms of the Merger or the Merger Agreement which are not in violation of the terms of the Merger Agreement.

  Upon completion of the Merger, and assuming that the Option has not been exercised, Shawn will be paid the Shareholder Merger Consideration (as defined in the Merger Agreement).

 Pursuant to the Tender Agreement, Shawn has granted to Purchaser the Option to acquire all, but not less than all, of the Remaining Shares for the Shareholder Merger Consideration (except the Participating Exchangeable Shares (as defined in the Tender Agreement) would be issued by Purchaser). The Option is irrevocable by Shawn during the term of the Tender Agreement and may, subject to applicable law and the terms of the Tender Agreement, be exercised at any time by Purchaser during the term of the Tender Agreement, provided that all of the terms and conditions precedent to the Merger have been satisfied or waived by Purchaser to the extent such waiver is permitted under the Merger Agreement other than the requirement for stockholder approval of the Merger and the requirement that shares be purchased pursuant to the Offer.

  The Tender Agreement contains, among other representations and warranties, a representation and warranty by each Reporting Person as to its beneficial ownership of shares. The Tender Agreement contains a representation and warranty that (a) Shapour and Pamela, as joint tenants, are the beneficial owners of 1,685,967 shares (excluding shares held as co-trustees of the Sedaghat Trust);
(b) the Sedaghat Trust is the beneficial owner of 500,000 shares; and (c) Shawn is the beneficial owner of 1,053,333 shares, and options to purchase 545,000 shares.

  Each Reporting Person has agreed that: (a) subject, in the case of Shawn, to any fiduciary duties he may have as a director or officer of the Company, such Reporting Person will not, directly or indirectly, provide any information concerning the Company to, solicit, initiate, invite, assist, facilitate, promote or encourage proposals or offers from, or entertain or enter into discussions or negotiations with, any other person relating to the Shares, or any other securities of the Company, any amalgamation, merger, or other form of business combination involving the Company or any of its subsidiaries, any sale, lease, exchange or transfer of all or a substantial portion of the assets of the Company or any of its subsidiaries, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of or other business combination or other transaction involving the Company or any of its subsidiaries with any person other than Parent, Purchaser, or any of their affiliates (each, a "Proposed Transaction"); (b) subject, in the case of Shawn, to any fiduciary duties he may have as a director or officer of the Company, such Reporting Person will not enter into any agreement, discussions or negotiations with any person, other than Parent, Purchaser, or any of their affiliates with respect to a Proposed Transaction or potential Proposed Transaction; (c) subject, in the case of Shawn, to any fiduciary duties he may have as a director or officer of the Company, such Reporting Person will not furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of the Company or any of its subsidiaries to any person, other than Parent and its representatives, other than as disclosed prior to the date hereof; (d) subject, in the case of Shawn, to any fiduciary duties he may have as a director or officer of the Company, such Reporting Person will exercise the voting rights attaching to shares owned or controlled by it or him to oppose the occurrence of any of the following events to the extent a vote by the shareholders of the Company is required: (i) any change in the Certificate of Incorporation or By-

                             (Page 7 of 13 Pages)
laws of the Company or any subsidiary thereof or in the authorized or outstanding capital stock of the Company or any subsidiary thereof; (ii) the grant of any option, warrant or security convertible into capital stock of the Company or any subsidiary thereof; (iii) the distribution, sale, pledge or transfer of all or a substantial part of the business or property of the Company or any subsidiary thereof; (iv) the merger, consolidation or reorganization of the Company or any subsidiary thereof or any other material change in the corporate structure of the Company or any subsidiary thereof, other than the Merger; and (v) any other material change in the business or affairs of the Company or any subsidiary thereof; (e) subject, in the case of Shawn, to any fiduciary duties he may have as a director or officer of the Company, such Reporting Person will exercise the voting rights attached to shares owned or controlled by it or him to oppose any proposed action by the Company, its shareholders or others, and will not take any action, the result of which could be reasonably expected to prevent or delay Purchaser from completing the transactions contemplated by the Tender
Agreement, including the Offer and the Merger; (f) such Reporting Person will not grant proxies or enter into any voting trust or, except for any agreements necessary to the release of the lien described in Schedule B to the Tender Agreement, enter into any other agreement or arrangement with respect to any of the shares other than the Tender Agreement; such Reporting Person will not acquire or sell, assign, transfer, encumber or otherwise dispose of any shares or enter into any contract, agreement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of any shares, except pursuant to the terms of the Tender Agreement and the Merger Agreement; and prior to the consummation of the Merger, Shawn will not exercise any options to acquire shares; (g) Shawn will take all such actions as are necessary to terminate all outstanding agreements, options, warrants or rights to purchase or acquire or agreements relating to any of the shares and the Remaining Shares (other than the Tender Agreement and the Merger Agreement) and to discharge all liens, charges, claims, encumbrances, pledges and security interests with respect to the shares and the Remaining Shares prior to receipt of payment therefor; (h) such Reporting Person will cooperate with Purchaser and Parent in making all requisite regulatory filings in connection with the Offer and, in the case of Shawn, the Merger; (i) Shawn will not exercise, and, pursuant to the Tender Agreement, irrevocably waives, any dissent and appraisal rights accruing to the shares under the DGCL; and (j) such Reporting Person will not take, or commit to take, any action that would cause or make any of the representations and warranties of such Reporting Person contained in the Tender Agreement inaccurate in any material respect at, or as of any time prior to, the completion of the Offer, or in Shawn's case, the completion of the Merger, except such actions as may be contemplated by the Tender Agreement or the Merger Agreement.

  Subject, in the case of Shawn, to any fiduciary duties he may have as a director or officer of the Company, the Reporting Person will promptly notify Parent of any such discussions or negotiations or of any proposal in respect of a Proposed Transaction of which they become aware.

  The Tender Agreement will terminate on the first to occur of: (a) 11:59 p.m. Pacific Daylight Time, on June 23, 1997, if Purchaser has not made the Offer at or prior to such time; (b) the termination of the Merger Agreement in accordance with its terms; and (c) the Effective Time (as defined in the Merger Agreement).

  If, at any time after the execution and delivery of the Tender Agreement, any event occurs, and, as a result thereof, Purchaser is entitled to the fee described in Section 9.6 of the Merger Agreement and any Reporting Person within 18 months thereafter sells, transfers or assigns any of its or his shares to, or agrees to any of the foregoing during such 18 month period (provided any such agreement is consummated within 3 months after the end of such 18 month period) with, any person in an Alternative Transaction (as defined below), then such Reporting Person will pay to Purchaser a fee for each share which is subject to such Alternative Transaction equal to the amount by which the aggregate consideration per share payable under such Alternative Transaction exceeds $29.00. The term "Alternative Transaction" means the occurrence of any of the following events: (i) the Company or any subsidiary of the Company whose assets constitute twenty percent (20%) or more of the Company's consolidated assets is acquired by merger or otherwise by any person or group, other than Parent, Purchaser, or any affiliate thereof (a "Third Party"); (ii) the Company or any subsidiary of the Company enters into an agreement with a Third Party which contemplates the acquisition of twenty percent (20%) or more of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the Company enters into a merger or other agreement with a Third Party which contemplates the acquisition of more than twenty percent (20%) of the shares; or (iv) a Third Party acquires more than ten percent (10%) of the shares from the Reporting Person.

  If an Alternative Transaction includes cash and non-cash consideration, with the cash component equalling or exceeding $29 per share, the fee payable to Purchaser will be all of the non-cash consideration in such Alternative Transaction and the excess over $29, if any, of the cash component in such Alternative Transaction. If the Alternative Transaction includes cash and non-cash consideration, with the cash component in such Alternative Transaction being less than $29, the fee payable to Purchaser will be that portion of each component of non-cash consideration in such Alternative Transaction that equals the Excess Percentage. The "Excess Percentage" will be a fraction, the numerator of which is (a) the fair-market value of the non-cash consideration in such Alternative Transaction (as determined in accordance with the following sentence), plus the cash component in the Alternative Transaction, less $29; and the denominator of which is (b) the fair-market value of the non-cash consideration in such Alternative Transaction (as determined in accordance with the following sentence). The fair market value of the non-cash consideration in such Alternative Transaction will be determined by the mutual agreement of Purchaser and the Reporting Person participating in such Alternative Transaction within three days of the consummation of such Alternative Transaction, or if such agreement is not reached, the fair market

                             (Page 8 of 13 Pages)
value of the non-cash consideration in such Alternative Transaction will be determined by an investment banking firm of national reputation agreed to in good faith by the Reporting Persons participating in such Alternative Transaction and Purchaser. The fees and expenses of such investment banking firm will be split evenly among the Reporting Persons participating in such Alternative Transaction, on the one hand, and Purchaser, on the other hand.

  Sedaghat Employment Agreement. The Company has entered into the Sedaghat Employment Agreement with Shawn for a three-year term commencing on the day the Offer is consummated. Pursuant to the Sedaghat Employment Agreement, Shawn will serve as President of the Company and will carry out such duties and functions as are vested in him by the Company's By-laws and its Board of Directors. Shawn will be entitled to an annual salary of $250,000 plus a retention bonus and non-competition payment of $600,000 payable in installments of $200,000 per year on each of December 31, 1997, 1998 and 1999. Shawn will also be entitled to a performance bonus of 100% of his salary based on achieving a target of 20% EBITDA growth over the prior year. For EBITDA growth over 20%, a bonus of 10% of salary will be paid for each 1% of excess growth. Such bonus will be adjusted so that, if EBITDA growth is between 15% and 20%, the bonus is 50% of salary plus 10% of salary for each 1% above 15%. Shawn will also be granted options (the "Incentive Options") to acquire 500,000 shares of Class B Shares (as defined therein) at a price equal to the average trading prices of the Class B Shares on the ten trading days from June 10, 1997 through June 23, 1997 (the "Ten Day Average") on the Toronto Stock Exchange ("TSE"), which options will vest in 100,000 share increments if EBITDA growth is 20% over the prior year.

  If EBITDA growth is less than 20%, the 100,000 options for that year will be forfeited. If the Company elects to terminate the Sedaghat Employment Agreement without cause, or Shawn dies, is disabled, or terminates his employment for good reason, the salary and benefits payable thereunder are paid out over the remaining term, the retention bonus and non-competition payment is paid in a lump sum and the performance bonus and the Incentive Options are paid for the year of termination.

  Shawn is also subject to a non-competition covenant and non-solicitation obligations for one year after termination of employment with an option of the Company to extend the covenant and such obligations for an additional year upon the payment of $500,000.

  Option Agreements. The Option Agreements are effective upon the consummation of the Offer. Under the Rollover Option Agreement, Shawn is entitled to receive options to acquire 545,000 shares of Class B Shares at an exercise price equal to the Ten Day Average less Cdn. $10.35 per share (the "Rollover Options"); provided, however, that, upon exercise of such options, Parent will pay to Shawn an amount in cash equal to the number of Rollover Options in respect of which the Rollover Options are to be exercised multiplied by the amount by which the Rollover Option exercise price (less Cdn. $10.35) exceeds Cdn. $6.0225. The Rollover Options are exercisable at any time until June 16, 2003 and are fully vested. Under the Incentive Option Agreement, Shawn is entitled to receive Incentive Options to acquire 500,000 shares of Class B Shares at an exercise price equal to the Ten Day Average. The Incentive Options will vest in 100,000 share increments if EBITDA growth is 20% over the prior year. If EBITDA growth is less than 20%, the Incentive Options for that year will be forfeited.

  Non-Competition Agreement. Pursuant to the Non-Competition Agreement, Shapour has agreed not to compete with the Company for a two-year period and has agreed to be bound by certain confidentiality obligations.

  Qualification and Listing of Shares Agreement. Pursuant to the Qualification and Listing of Shares Agreement, Parent has agreed, among other things, to cause at its own expense any shares of the Class B Shares issuable to Shawn in connection with the Participating Exchangeable Shares or upon any exercise by Shawn of the Incentive Options or the Rollover Options to be unconditionally listed upon the TSE and issued to him in such a manner that such shares are not subject to, among other things, any restrictions on resale by him in the Province of Ontario, Canada, and to indemnify him for any loss suffered by him for its failure to do so.

  Shawn currently maintains a margin account with Prudential Securities (the "Margin Account"). All or a portion of his shares and the Remaining Shares may be currently pledged as part of the Margin Account which pledge will be removed prior to or concurrently with the completion of the Offer, or in the case of the Remaining Shares, prior to the earlier of the consummation of the Offer or completion of the Merger.

                             (Page 9 of 13 Pages)

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS.
          ----------------------------------

 Exhibit 1. Agreement and Plan of Merger and Reorganization, dated June 16, 1997, by and among Seawolf Acquisition Corporation, CCL Industries Inc. and SEDA Specialty Packaging Corp.*

 Exhibit 2. Letter Agreement, dated June 16, 1997, by and among CCL Industries Inc., Seawolf Acquisition Corporation and the persons listed on Schedule A thereto.*

 Exhibit 3. Memorandum of Agreement, dated June 16, 1997, by and among Shahrokh Sedaghat, CCL Industries Inc. and SEDA Specialty Packaging Corp.*

 Exhibit 4. Option Agreement, dated as of June 16, 1997, by and between Shahrokh Sedaghat and CCL Industries Inc.*

 Exhibit 5. Incentive Option Agreement, dated as of June 16, 1997, by and between Shahrokh Sedaghat and CCL Industries Inc.*

 Exhibit 6. Non-Competition Agreement, dated June 16, 1997, by and between Shapour Sedaghat and SEDA Specialty Packaging Corp.*

 Exhibit 7. Qualification and Listing of Shares Agreement, dated June 16, 1997, between CCL Industries Inc. and Shahrokh Sedaghat.*

 Exhibit 8. Joint Filing Agreement, dated as of June 23, 1997, by and among Shapour Sedaghat, Shahrokh Sedaghat and Parvindokht Sedaghat.**


 * Incorporated herein by reference to the exhibits to SEDA's Schedule 14D-9 filed with the Securities and Exchange Commission on June 23, 1997.

**  Filed herewith.
                             (Page 10 of 13 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1997                  Shahrokh Sedaghat


                                       /s/ Shahrokh Sedaghat
                                       -----------------------------------------





Dated:  June 23, 1997                  Shapour Sedaghat, individually and as
                                       co-trustee


                                       /s/ Shapour Sedaghat
                                       -----------------------------------------



Dated:  June 23, 1997                  Parvindokht Sedaghat, individually and as
                                       co-trustee


                                       /s/ Parvindokht Sedaghat
                                       -----------------------------------------

                            (Page 11 of 13 Pages)

                                 EXHIBIT INDEX
                                 --------------


 Exhibit 1. Agreement and Plan of Merger and Reorganization, dated June 16, 1997, by and among Seawolf Acquisition Corporation, CCL Industries Inc. and SEDA Specialty Packaging Corp.*

 Exhibit 2. Letter Agreement, dated June 16, 1997, by and among CCL Industries Inc., Seawolf Acquisition Corporation and the persons listed on Schedule A thereto.*

 Exhibit 3. Memorandum of Agreement, dated June 16, 1997, by and among Shahrokh Sedaghat, CCL Industries Inc. and SEDA Specialty Packaging Corp.*

 Exhibit 4. Option Agreement, dated as of June 16, 1997, by and between Shahrokh Sedaghat and CCL Industries Inc.*

 Exhibit 5. Incentive Option Agreement, dated as of June 16, 1997, by and between Shahrokh Sedaghat and CCL Industries Inc.*

 Exhibit 6. Non-Competition Agreement, dated June 16, 1997, by and between Shapour Sedaghat and SEDA Specialty Packaging Corp.*

 Exhibit 7. Qualification and Listing of Shares Agreement, dated June 16, 1997, between CCL Industries Inc. and Shahrokh Sedaghat.*

 Exhibit 8. Joint Filing Agreement, dated as of June 23, 1997, by and among Shapour Sedaghat, Shahrokh Sedaghat and Parvindokht Sedaghat.**


 * Incorporated herein by reference to the exhibits to SEDA's Schedule 14D-9 filed with the Securities and Exchange Commission on June 23, 1997.

**  Filed herewith.

                             (Page 12 of 13 Pages)